EXHIBIT 3.3

BYLAWS
OF
VAUGHAN FOODS, INC.

ARTICLE II

MEETINGS OF SHAREHOLDERS

(as amended on March 13, 2008)

     Section 2. An annual meeting of shareholders shall be held once each calendar year, between April 1 and November 30, on such day and at such time as shall be designated by the board of directors. At the annual meeting the shareholders shall elect by a plurality vote a board of directors, and transact such other business as may be properly be brought before the meeting.